Half-Year Report
JANUARY – JUNE
2023

2	Group Interim Statement
Contents
MorphoSys Group:
Half-Year Report January – June 2023

3     Summary

5     Interim Group Management Report
5     Operating Business Performance
13     Strategy and Group Management
13     Corporate Developments
13     General Business and Market Environment
14     Intellectual Property
15     Human Resources
16     Financial Analysis

21     Interim Consolidated Financial Statements
21     Consolidated Statement of Profit or Loss (IFRS)
22     Consolidated Statement of Comprehensive Income (IFRS)
23     Consolidated Balance Sheet (IFRS)
25     Consolidated Statement of Changes in Stockholder’s Equity (IFRS)
27     Consolidated Statement of Cash Flows (IFRS)
29     Notes to the Consolidated Financial Statements

MorphoSys – II/2023

Group Interim Statement	3
Summary of the Second Quarter of 2023
Highlights of the Second Quarter of 2023
•On April 4, 2023, MorphoSys announced the complete enrollment for MANIFEST-2, the ongoing Phase 3 study exploring the efficacy and safety of pelabresib, an investigational BET inhibitor, in combination with ruxolitinib versus ruxolitinib alone in patients with myelofibrosis who have not previously been treated with a JAK inhibitor (JAK inhibitor-naïve). 431 patients were enrolled in this study. The topline data from MANIFEST-2 are expected by the end of 2023.
•On June 21, 2023, MorphoSys hosted a virtual investor meeting on pelabresib with key opinion leaders. Jean-Paul Kress, M.D., MorphoSys' Chief Executive Officer, and Tim Demuth, M.D., Ph.D., MorphoSys' Chief Research and Development Officer, discussed the potential of pelabresib followed by presentations by two key opinion leaders on the disease burden for patients with myelofibrosis and a recap of encouraging findings in myelofibrosis from the Phase 2 MANIFEST study evaluating pelabresib alone and in combination with ruxolitinib and background on the Phase 3 MANIFEST-2 study.
Financial Results for the First Half-Year of 2023
•Monjuvi® (tafasitamab-cxix) U.S. net product sales in the first half-year of 2023 reached € 41.1 million (US$ 44.4 million) (H1 2022: € 38.3 million (US$ 41.9 million)) and gross margin of 82% (H1 2022: 80%).
•Research and development expenses in the first half-year of 2023 amounted to € 140.1 million (H1 2022: € 126.0 million). In the first half-year of 2023 the combined expenses for selling and general and administration totaled € 66.8 million (H1 2022: € 72.9 million).
•Cash and other financial assets totaled € 672.8 million as of June 30, 2023 (December 31, 2022: € 907.2 million).
Corporate Developments
•The MorphoSys AG Annual General Meeting on May 17, 2023 re-elected Mr. George Golumbeski, Ph.D. and Mr. Michael Brosnan to the Company’s Supervisory Board. The ordinary Annual General Meeting 2023 was conducted without the physical presence of shareholders or their proxies, as permitted by German law. The shareholders approved all resolutions proposed by the Company´s Management and Supervisory Boards.

Events After the End of the Second Quarter of 2023
•On August 1, 2023, Incyte announced the full enrollment of the Phase 3 study inMIND. The inMIND study evaluates whether tafasitamab and lenalidomide combined with rituximab provides improved clinical benefit compared with lenalidomide combined with rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphoma (MZL).

MorphoSys – II/2023

MorphoSys Development Pipeline as of June 30, 2023

Clinical Programs Developed by Partners (Selection)

COMPOUND/BRAND NAME	PARTNER	DISEASE AREA	STATUS
Ianalumab	Novartis	Sjögren’s, systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), warm autoimmune hemolytic anemia (wAIHA) and autoimmune hepatitis (AIH)	Phase 3 clinical development for Sjögren’s, lupus nephritis (LN), systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), and warm autoimmune hemolytic anemia (wAIHA) ongoing. Phase 2 clinical development in autoimmune hepatitis (AIH) started.
Abelacimab	Anthos Therapeutics	Cancer Associated Thrombosis (CAT), Prevention of Stroke and Systemic Embolism in Patients with Atrial Fibrillation (SPAF)	Phase 3 clinical development for CAT and started and Phase 3 in high-risk patients with atrial fibrillation (SPAF) started (both FDA Fast Track Designation).
Setrusumab	Ultragenyx and Mereo BioPharma	Osteogenesis Imperfecta	Pivotal Phase 2/3 clinical study in Phase 3 part ongoing, additional Phase 3 study started.
Bimagrumab	Versanis	Adult Obesity	Phase 2b study ongoing
Felzartamab	HI-Bio I-Mab Biopharma	HI-Bio: Membranous Nephropathy (MN), IgA Nephropathy (IgAN) I-Mab: Multiple Myeloma (MM)	MN & IgAN in Phase 2 studies Phase 2 completed; pivotal Phase 3 ongoing (MM)

Group Interim Statement	5
Interim Group Management Report:
January 1 – June 30, 2023
Operating Business Performance
MorphoSys AG (hereinafter also referred as "MorphoSys") focuses on commercializing its marketed product and advancing product candidates at various stages of development, positioning itself for long-term sustainable growth.
The key measures of value for MorphoSys’ development activities include:
•Advancement of development programs and product approvals
•Clinical trial results
•Regulatory interactions with (or feedback from) health authorities regarding the approval of new drug candidates or of marketed drugs for additional indications
•Collaborations, partnerships, and M&A activities with other companies to develop the drug pipeline as well as to commercialize the therapeutic programs
•Strong patent protection to secure MorphoSys’ market position
Research and Development
MorphoSys’ research and development activities are currently focused on the following clinical candidates:
•Pelabresib (CPI-0610) is an investigational selective small-molecule BET inhibitor designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins. The clinical development of pelabresib is currently focused on myelofibrosis (MF). MF is a form of bone marrow cancer that disrupts the body's normal production of blood cells.
•Tafasitamab (formerly known as MOR208, XmAb5574) is a humanized Fc-modified CD19 targeting immunotherapy. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a target structure for the treatment of B-cell malignancies. MorphoSys is currently further investigating tafasitamab for the treatment of various B-cell malignancies, namely first-line DLBCL, r/r follicular lymphoma (r/r FL), and r/r marginal zone lymphoma (r/r MZL).
•Tulmimetostat (CPI‑0209) is an investigational small-molecule, second-generation dual EZH2 and EZH1 inhibitor with an epigenetic mechanism of action. Tulmimetostat was designed to improve on first generation EZH2 inhibitors through increased potency, longer residence time on target and a longer half-life, offering the potential for enhanced anti-tumor activity. Tulmimetostat is being investigated in a basket study of solid tumors and lymphomas.

MorphoSys – II/2023

In addition to MorphoSys’ own pipeline, the following programs, among others, are being further developed by MorphoSys’ partners:
•Ianalumab (VAY736) – a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade, developed by Novartis;
•Abelacimab (MAA868) – an antibody directed against Factor XI, developed by Anthos Therapeutics;
•Setrusumab (BPS804) – an antibody directed against sclerostin, developed by Ultragenyx and Mereo BioPharma;
•Bimagrumab - an antibody binding to activin type II receptors, developed by Versanis;
•Felzartamab – a therapeutic human monoclonal antibody directed against CD38, developed by HI-Bio and I-Mab Biopharma;
•MOR210/TJ210/HIB210 – a human antibody directed against C5aR1, the receptor of the complement factor C5a, developed by HI-Bio and I-Mab Biopharma.
In addition to the late-stage partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development.
Development of Tafasitamab
MorphoSys’ commercial activities are currently focused on Monjuvi (tafasitamab-cxix) in the United States. On July 31, 2020, the Food and Drug Administration (FDA) granted Monjuvi in combination with lenalidomide accelerated approval for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Tafasitamab is co-commercialized by Incyte Corporation (hereinafter also referred as "Incyte") and MorphoSys in the United States under the trade name Monjuvi and by Incyte in Europe and Canada under the trade name Minjuvi®.
Commercial Performance of Tafasitamab
During the first half-year of 2023, Monjuvi sales reached € 41.1 million (H1 2022: € 38.3 million). MorphoSys and Incyte continue to see a high penetration in the community setting driving approximately 70% of the sales with the balance coming from the academic setting. Since launch, the Company, along with its partner Incyte, has in aggregate received orders from 1,500 treatment sites. During the first half-year 2023, more than 750 accounts ordered with more than 85% of those accounts representing repeat orders. While MorphoSys continues to see a positive trend year-over-year, the Company recognizes that the competition has increased as additional second-line treatment options for relapsed or refractory diffuse large B-cell lymphoma have been recently approved.
Proprietary Clinical Development
Studies of Pelabresib
There are currently two ongoing trials evaluating pelabresib in myelofibrosis (MF), the Phase 2 MANIFEST trial and the Phase 3 MANIFEST-2 trial.
MANIFEST is a global, multicenter, open-label Phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib (marketed as Jakafi/Jakavi), the current standard of care in MF. In Arm 3 of this

Group Interim Statement	7
study, pelabresib is being evaluated in combination with ruxolitinib in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as add-on therapy to ruxolitinib in patients with a suboptimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with an SVR35 after 24 weeks of treatment. In Arm 4 of this study, pelabresib is being evaluated as monotherapy in high-risk patients with essential thrombocythemia (ET) who are resistant or intolerant to hydroxyurea (HU).
In December 2022, MorphoSys presented new longer-term Phase 2 results on pelabresib in myelofibrosis from the ongoing MANIFEST study at ASH 2022. The latest analyses include longer-term data showing durable improvements in both spleen volume and symptom score beyond 24 weeks (data cutoff July 29, 2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients. Translational data from MANIFEST was also presented that indicated the association of biomarkers with potential disease-modifying activity of pelabresib.
At 24 weeks, 48, and 60, 68% (57/84), 61% (51/84), and 54% (45/84), respectively, of JAK inhibitor-naïve patients treated with pelabresib in combination with ruxolitinib achieved at least a 35% reduction in spleen volume (SVR35) from baseline. SVR35 was achieved by 80% of patients at any time on study. Also at 24 weeks, 56% (46/82) of patients had at least a 50% reduction in their total symptom score (TSS50) from baseline, suggesting a reduction in symptom burden. At 48 and 60 weeks, 44% (36/82) and 43% (35/82) of patients, respectively, achieved TSS50. An exploratory analysis demonstrated that bone marrow fibrosis improved by one grade or more in 27% (17/63) of evaluable patients at week 24, and 59% of those patients maintained that improvement at week 48 or beyond. An improvement of one grade or more at any time was achieved by 40% of patients. The most common hematologic treatment-emergent adverse event (AE) of any grade was thrombocytopenia, which was reported in 55% (grade ≥3: 18%) of patients. Anemia was reported in 43% (grade ≥3: 34%) of patients. The most common (≥25%) nonhematologic treatment-emergent AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%), and abdominal pain (26%).
In the MANIFEST study, changes in biomarkers correlated with improvements in clinical measures of treatment success (SVR35, TSS50, and hemoglobin increases indicative of improved anemia), suggesting a potential disease-modifying effect of pelabresib. Examined biomarkers included bone marrow scarring, known as fibrosis, and the frequency of a Janus Kinase 2 allele (V617F) that is known to drive disease activity. Across the three MF arms of MANIFEST, 40% (33/82) of patients who achieved SVR35 at week 24 also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Of TSS50 responders at week 24, 28% (28/100) also showed at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. And 29% (24/84) of patients who had hemoglobin improvements (any level of increase from baseline) also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. All patients who had clinical responses (SVR35, TSS50 and hemoglobin improvement) plus reduced variant allele frequency and improvement in bone marrow fibrosis were naïve to JAK inhibitors.

MorphoSys – II/2023

During an oral presentation at the European Hematology Association (EHA) Hybrid Congress and a poster discussion at the American Society of Clinical Oncology (ASCO) Annual Meeting in June 2023, new preliminary results from the Phase 2 MANIFEST study Arm 4 exploring pelabresib as a monotherapy in patients with high-risk essential thrombocythemia who are refractory or intolerant to hydroxyurea were presented. These proof-of-concept results support the potential clinical benefit with pelabresib in other myeloid diseases.
Also at EHA, in a poster presentation on MANIFEST Arm 3, the combination of pelabresib and ruxolitinib in JAK-inhibitor-naïve patients with myelofibrosis resulted in durable and rather deep splenic and symptom responses at and beyond week 24. The findings demonstrated clinically meaningful improvements in anemia, including the need for fewer transfusions, which may positively impact patients’ quality of life. No new safety signals were observed with a longer follow-up of 11 additional months. A second poster on MANIFEST Arm 2 showed pelabresib in combination with ruxolitinib in patients with a suboptimal/lost response to ruxolitinib monotherapy resulted in durable and deepening splenic and symptom responses at and beyond week 24. The findings suggested improvements in anemia, including the need for fewer transfusions, which may positively impact patients’ quality of life. No new safety signals were observed with a longer follow-up of 11 additional months. The most common treatment-emergent adverse events (TEAE) were low grade.
MANIFEST‑2, a global, double-blinded, randomized Phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants. Measures were also taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites. On April 4, 2023, MorphoSys announced that enrollment of 431 patients was completed for the MANIFEST-2 study. The topline data are expected by the end of 2023.
Studies of Tafasitamab
Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials, with an emphasis on the treatment of adult patients with diffuse large B-cell lymphoma (DLBCL).
MorphoSys regards the treatment of first-line patients with DLBCL as a key future growth opportunity for tafasitamab and is conducting a clinical development program that may support the potential use of tafasitamab in the first-line treatment of patients with DLBCL. Tafasitamab is also being examined with inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL), which also represent growth opportunities for tafasitamab.
More details on each study are given below:
frontMIND: On May 11, 2021, MorphoSys announced that the first patient had been dosed in frontMIND, a pivotal Phase 3 trial of tafasitamab in first-line DLBCL: frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated DLBCL. On April 4, 2023, MorphoSys announced that the enrollment of the

Group Interim Statement	9
frontMIND study with more than 880 patients is complete. The topline data from this study are expected in the second half of 2025.
firstMIND: The Phase 1b study firstMIND is an open-label, randomized safety study combining tafasitamab or tafasitamab plus lenalidomide with standard R-CHOP for patients with newly diagnosed DLBCL that paved the way for the frontMIND study. On December 10, 2022, MorphoSys presented final analysis from this Phase 1b trial at ASH 2022. The final analysis showed no new safety signals and provided additional information on progression-free and overall survival at 24 months for patients with newly diagnosed diffuse large B-cell lymphoma treated with tafasitamab plus lenalidomide and R-CHOP. Additional analyses highlighted the prognostic potential of sensitive circulating tumor (ct) DNA minimal residual disease (MRD) assays in patients with DLBCL after first-line therapy.
The final analysis of firstMIND demonstrated an overall response rate at the end of treatment of 75.8% for patients treated with tafasitamab plus R-CHOP (n=33) and 81.8% for patients treated with tafasitamab, lenalidomide, and R-CHOP (n=33). In the tafasitamab, lenalidomide, and R-CHOP arm, 24-month progression-free survival (PFS) and overall survival (OS) rates were 76.8% and 93.8%, respectively. PFS and OS rates were 73.6% and 95.2%, respectively, for patients with high-intermediate to high-risk DLBCL (International Prognostic Index [IPI] 3–5) treated with tafasitamab, lenalidomide, and R-CHOP (n=22). Improved PFS was observed in MRD-negative patients compared with MRD-positive patients. The most common hematological treatment emergent adverse events in both patients treated with tafasitamab plus R-CHOP and patients treated with tafasitamab, lenalidomide, and R-CHOP were neutropenia (60.6% and 84.8%, respectively), anemia (51.5% and 60.6%), thrombocytopenia (21.2% and 42.4%), and leukopenia (30.3% and 27.3%), respectively. Rates of febrile neutropenia were equal (18.2%) in both arms. Non-hematological adverse events were well balanced between arms and were mostly grades 1 and 2. No unexpected toxicities or new safety signals were identified in the final analysis.
A second poster presentation and an oral presentation both demonstrated the potential of sensitive ctDNA MRD assays to predict PFS outcomes following first-line treatment in patients with DLBCL. In the poster presentation, negative MRD as detected by next-generation sequencing detection of ctDNA after treatment with tafasitamab in combination with lenalidomide and R-CHOP in the firstMIND study was associated with a significant improvement in PFS (p=0.008). One of 12 patients who were MRD-negative after treatment had developed disease progression by the time of data cutoff, when all patients had completed at least 18 months of post-treatment follow-up. The oral presentation highlighted the prognostic utility of sensitive ctDNA MRD assays in a meta-analysis of five prospective studies of first-line treatment regimens for large B-cell lymphomas. Achievement of MRD negativity after any of the first three cycles of treatment was strongly prognostic for PFS (p=0.0003), and failure to achieve MRD negativity by the end of treatment was associated with the highest risk for progression.
Additionally, Incyte is responsible for conducting inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). On August 1, 2023, Incyte announced that the inMIND study is fully enrolled. The inMIND study evaluates whether tafasitamab and lenalidomide combined with rituximab provides improved clinical benefit compared with lenalidomide

MorphoSys – II/2023

combined with rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphoma (MZL). The study enrolled a total of over 600 patients. The primary endpoint of the study is PFS in the FL population, and the key secondary endpoints are PFS and OS in the overall population as well as PET-CR at the end of treatment in the FL population. Topline data from the inMIND study is expected in 2024.
L-MIND: On April 16, 2023, MorphoSys and Incyte presented at the American Association for Cancer Research (AACR) Annual Meeting 2023 final five-year follow-up data from the Phase 2 L-MIND study showing that Monjuvi (tafasitamab-cxix) plus lenalidomide followed by Monjuvi monotherapy provided prolonged, durable responses in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL).
At the data cut-off (Nov. 14, 2022) for the full analysis set (80 patients), the best overall response rate (ORR) was 57.5% (95% CI = 45.9, 68.5; n = 46), and a complete response (CR) was observed in 41.2% of patients (95% CI = 30.4, 51.6; n = 33). A partial response (PR) was observed in 16.2% of patients (95% CI = 8.9, 26.2; n =13). Additional results included:
•Median duration of response was not reached after a median follow up of 44.0 months (95% CI = 29.9, 57.0).
•The median overall survival was 33.5 months (95% CI = 18.3, NR) and median progression-free survival was 11.6 months (95% CI = 5.7, 45.7).
•Of the 21 patients with >60 months of follow-up, 14 had received one prior line of therapy (pLoT), and seven patients had received ≥2 pLoT.
•Patients with one pLoT (n = 40) had a higher ORR of 67.5% (CR = 52.5% and PR = 15%) compared to 47.5% of patients with two or more pLoT (n = 40; CR = 30% and PR = 17.5%)
No new safety signals were identified. The majority of adverse events (AEs) were grade 1 or grade 2 during both combination and monotherapy treatment. Patients experienced a lower frequency of all-grade and grade 3 or higher adverse events during monotherapy. The most common adverse events with combination therapy were neutropenia (incidence per person per year, all-grade/grade ≥3: 3.79/2.09) and thrombocytopenia (1.52/0.52), which declined after patients switched to monotherapy (all-grade/grade ≥3: 1.09/0.70 and 0.17/0.06, respectively, in the first two years of monotherapy). Neutropenia and diarrhea were the most common adverse events in the first two years of monotherapy. Monjuvi, in combination with lenalidomide, was granted accelerated approval based on the one-year primary analysis of the L-MIND study. The data for the five-year analysis of the L-MIND study have not yet been submitted to, or reviewed by, the FDA.
During the American Society of Clinical Oncology (ASCO) Annual Meeting from June 2 to 6, 2023, the European Hematology Association (EHA) Hybrid Congress from June 8 to 11, 2023, and the International Conference on Malignant Lymphoma (ICML) from June 13 to 17, 2023, MorphoSys presented posters and e-publications of both the five-year L-MIND data overall and a new subgroup analysis. The new data showed that overall response rate was comparable across subgroups, numerically favoring patients with positive prognostic factors. Additionally, duration of response, progression-free survival and overall survival highlighted long-term clinical efficacy across all subgroups.

Group Interim Statement	11
B-MIND: The Phase 2/3 study B-MIND is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for high-dose chemotherapy and autologous stem cell transplantation. The study was fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased and long-term safety data for B-MIND are required by the EMA as an obligation for the conditional marketing authorization. The final analyses of primary and secondary endpoints will be performed in mid-2024.
In June 2022, Pfizer, Incyte, and MorphoSys announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT). Under the terms of the agreement, Pfizer initiated a multicenter, international Phase 1b/2 study of TTI-622 with Monjuvi and lenalidomide. MorphoSys and Incyte will provide Monjuvi for the study. The study will be sponsored and funded by Pfizer and is planned to be conducted in North America, Europe, and Asia-Pacific.
In mid-2022, a first patient was treated in the MINDway study, a Phase 1b/2 study evaluating the safety of a modified dosing of tafasitamab in combination with lenalidomide in the same population as L-MIND to enable less frequent dosing in patients with r/r DLBCL.
Study of Tulmimetostat
Patient enrollment in a Phase 1/2 clinical trial of the investigational small-molecule tulmimetostat is ongoing. The Phase 1 portion of the trial evaluated tulmimetostat as a monotherapy in patients with advanced solid tumors or lymphomas. Patients are currently being dosed in the Phase 2 expansion cohorts in selected tumor indications: urothelial or other advanced/metastatic solid tumors (ARID1A mutant), ovarian clear-cell carcinoma (ARID1A mutant), endometrial carcinoma (ARID1A mutant), lymphoma, mesothelioma (BAP1 loss), and metastatic castration-resistant prostate cancer.
In October 2022, MorphoSys announced preliminary results from the ongoing Phase 1/2 study with tulmimetostat. Heavily pretreated patients with advanced cancers showed partial responses or disease stabilization in five cohorts with evaluable patients. The data was presented during poster sessions at the 34th Symposium on Molecular Targets and Cancer Therapeutics hosted by the European Organization for Research and Treatment of Cancer (EORTC), the National Cancer Institute (NCI), and the American Association for Cancer Research (AACR) in Barcelona, Spain.
At data cutoff (July 16, 2022), 51 of 52 patients enrolled in the Phase 2 expansion phase of the trial had received at least one dose of tulmimetostat in the cohorts listed above. At trial entry, 51% of patients had been treated with at least three prior lines of therapy. Objective response was observed in patients with endometrial cancer as well as mesothelioma and peripheral T cell lymphoma (PTCL). Of the ten evaluable patients with ovarian clear-cell carcinoma, four had a partial response and three had stable disease. Of the eight evaluable patients with metastatic castration-resistant prostate cancer, five had stable disease. Of the four evaluable patients with endometrial carcinoma, two had partial responses and two had stable disease. Two of the three evaluable patients with peripheral T-cell lymphoma had complete responses. For the nine

MorphoSys – II/2023

evaluable patients with mesothelioma, there were two partial responses and four disease stabilizations. The safety profile of tulmimetostat was consistent with the mechanism of action of EZH2 inhibition. The most frequent treatment-emergent adverse events (TEAEs) determined to be possibly related to tulmimetostat included thrombocytopenia (47.1%), diarrhea (37.3%), nausea (29.4%), anemia (27.5%), fatigue (25.5%), neutropenia (17.6%), dysgeusia (17.6%), alopecia (15.7%), and vomiting (15.7%). Treatment-emergent AEs led to dose reductions in 16 patients (31.4%) and to dose interruptions in 33 patients (64.7%). Seven patients (13.7%) discontinued treatment due to AEs.
Also presented at this conference were final results from the Phase 1 dose-escalation portion of the trial, in which 41 patients were treated with oral tulmimetostat ranging from 50 mg to 375 mg daily. At study entry, 15 patients had ARID1A alterations across multiple tumor types, and all patients with mesothelioma had BAP1 alterations. One dose-limiting toxicity of grade 4 thrombocytopenia was observed, which occurred at the highest dose. The disease control rate (complete and partial responses + disease stabilizations) at 375 mg was 66.7%. Disease control was noted across doses except at 137.5 mg. Three of six patients in the 100 mg cohort had disease stabilization. Of the seven patients in the 225 mg cohort, four had disease stabilization and one with BAP1loss mutated mesothelioma had a partial response. Another partial response was noted in 375 mg cohort in ARID1A-mutated endometrial carcinoma. These initial results supported patient selection based on ARID1Amut and BAP1loss in the ongoing Phase 2 expansion study.
Updated safety and efficacy data from the ongoing Phase 2 study of tulmimetostat monotherapy in multiple advanced malignancies were presented during the American Society of Clinical Oncology (ASCO) Annual Meeting in June 2023. The data demonstrated disease stabilization or better across all solid tumor cohorts studied, including those with heavily pre-treated patients: ARID1A-mutated ovarian clear cell carcinoma and endometrial carcinoma, BAP1-mutated mesothelioma and metastatic castration resistant prostate cancer. In addition, complete and partial responses were observed in the lymphoma cohort. Safety findings from the trial were consistent with the mechanism of EZH2 inhibition.
Clinical Development Through Partners
Studies of Ianalumab
Ianalumab (VAY736) is a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade that is being investigated by Novartis in multiple indications within the immunology and hematology field. Ianalumab is currently in Phase 3 clinical development in lupus nephritis (LN), Sjögren’s, systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), and warm autoimmune hemolytic anemia (wAIHA). Ianalumab is also in Phase 2 clinical development in autoimmune hepatitis (AIH). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Study of Abelacimab
Abelacimab (MAA868) is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics in two complementary Phase 3 clinical studies in cancer-associated thrombosis (CAT) for the prevention of venous thromboembolism (VTE) and in one Phase 3 study in high-risk patients with atrial fibrillation (AF). The FDA granted fast track designation to abelacimab for both indications under study. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.

Group Interim Statement	PAGE
Study of Setrusumab
Setrusumab (BPS804/UX143) is a fully human monoclonal antibody inhibiting sclerostin that is currently being investigated by Ultragenyx and Mereo BioPharma in the Phase 3 portion of the pivotal Phase 2/3 clinical study and a Phase 3 study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Study of Bimagrumab
Bimagrumab is a fully human monoclonal antibody against activin type II receptors that is currently in clinical development. Versanis Bio is investigating bimagrumab in a global Phase 2b study in patients with obesity and has announced completion of enrollment in June 2023. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Studies of Felzartamab
Felzartamab is an investigational therapeutic human monoclonal antibody directed against CD38. Human Immunology Biosciences, Inc. (HI-Bio) obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. During a transition phase MorphoSys evaluated felzartamab for patients with two renal autoimmune diseases, anti-PLA2R antibody-positive membranous nephropathy (M-PLACE and New-PLACE trial) and immunoglobulin A nephropathy (IGNAZ trial) together with HI-Bio. On May 25, 2023, HI-Bio announced that the FDA has granted orphan drug designation (ODD) for felzartamab in development for the treatment of membranous nephropathy (MN). I-Mab Biopharma holds the exclusive regional rights to develop and commercialize felzartamab in Greater China and is studying felzartamab in relapsed/refractory multiple myeloma. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of felzartamab.
Studies of MOR210/TJ210/HIB210
MOR210/TJ210/HIB210 is an investigational human antibody directed against C5aR1, the receptor of the complement factor C5a. HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. On July 11, 2023, HI-Bio announced that the first participants have been dosed in a Phase 1 healthy volunteer study of HIB210. I-Mab Biopharma holds the exclusive rights for MOR210 in Greater China and South Korea and is currently investigating MOR210 for the treatment of relapsed or refractory advanced solid tumors (Phase 1). MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of MOR210/TJ210/HIB210.
Other Programs (Selection)
In addition to the late-stage partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development.
Strategy and Group Management

MorphoSys – II/2023

The Company aims to realize intermediate- and long-term growth through its focus on proprietary drug development and commercialization. Through the acquisition of Constellation in July 2021, the Company has expanded its pipeline in the hematology/oncology area. The Company prioritizes the lead development candidates pelabresib and tafasitamab. Provided MorphoSys receives positive pivotal study results and subsequent approval from regulatory authorities, pelabresib is expected to be launched in first-line myelofibrosis, with the potential to expand to other myeloid diseases. Monjuvi continues to be prescribed in its approved indication in relapsed or refractory diffuse large B-cell lymphoma, and MorphoSys is exploring it’s use in two phase 3 studies in different types or treatment lines for lymphoma. MorphoSys is also pursuing the development of further clinical candidates as described in the Annual Report 2022 starting on page 33. The group management has been adjusted to reflect these operations.
Corporate Developments
The MorphoSys AG Annual General Meeting on May 17, 2023 re-elected Mr. George Golumbeski, Ph.D. and Mr Michael Brosnan to the Company’s Supervisory Board. The ordinary Annual General Meeting 2023 was conducted without the physical presence of shareholders or their proxies, as permitted by German law. Via a password-protected web service, registered shareholders could, among other things, submit questions, visually and audibly follow the entire Annual General Meeting and exercise their voting rights. Shareholders or their proxies who were connected electronically to the General Meeting had the possibility to speak at the General Meeting by way of video communication and ask follow-up questions about all answers given by the Management Board beforehand. The shareholders approved all resolutions proposed by the Company's Management and Supervisory Boards.
Subsequent Events
On August 1, 2023, Incyte announced the full enrollment of the Phase 3 study inMIND. The inMIND study evaluates whether tafasitamab and lenalidomide combined with rituximab provides improved clinical benefit compared with lenalidomide combined with rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphoma (MZL).
General Business and Market Environment
Economic Trends
In early 2023, the International Monetary Fund (IMF) expected a soft landing for the world economy — with inflation coming down and growth steady. But with inflation above target levels, the resultant raised interest rates have led to vulnerability within the banking sector. Commodity prices that rose sharply following Russia’s invasion of Ukraine in 2022 have moderated, but the war continues, and geopolitical tensions are high. In its updated World Economic Outlook from July 25, 2023, the International Monetary Fund (IMF) projects a slower global growth from an estimated 3.5% in 2022 to 3.0% in 2023 and 2024. The forecast for

Group Interim Statement	PAGE
2023 and 2024 remains well below the historical (2000–19) annual average of 3.8%. The Global headline inflation is expected to fall from 8.7% in 2022 to 6.8%t in 2023 and 5.2% in 2024. Advanced economies are expected to see an especially pronounced growth slowdown, from 2.7% in 2022 to 1.5% in 2023.
Stock markets around the world have risen by around 12% since the beginning of 2023 despite the ongoing war in Ukraine, turbulence on the commodity markets and a banking crisis. At the end of the first half of the year, the German DAX index closed almost 16% higher, the SDAX index for smaller companies gained more than 12% and the TecDAX technology index ended the first half of the year more than 9% up. Biotechnology stocks in general did not follow this global trend, as evidenced by the performance of the Nasdaq Biotech Index, which closed the first half of the year 2023 with a loss of more than 3%. The MorphoSys share started 2023 at 13.56 euros and reached a high of 28.00 euros in on June 12, 2023. The paper closed the first half of 2023 at 27.23 euros on June 30, 2023.
Sector Developments
In the first half of 2023, numerous medical conferences were held where companies in the sector presented their research results. Among other events, MorphoSys and Incyte announced in April 2023 final results from the five-year follow-up period of the Phase 2 L-MIND trial at the annual meeting of the American Association for Cancer Research (AACR). The world’s largest oncology conference, the American Society of Clinical Oncology (ASCO) Annual Meeting, was held on June 2 — 6, 2023 as a hybrid conference (live and virtual), as was the leading European conference in the field of hematology, the Annual Meeting of the European Hematology Association (EHA), which was held on June 8 — 11, 2023. MorphoSys presented clinical results of pelabresib, tafasitamab and tulmimetostat in oral presentations, posters and publications at these medical conferences.
In the second quarter of 2023, MorphoSys participated in six investor conferences and events, the majority of which took place as face-to-face meetings between the Management and institutional investors.
On June 21, 2023, MorphoSys hosted a virtual investor meeting on pelabresib with key opinion leaders (KOLs). Jean-Paul Kress, M.D., MorphoSys' Chief Executive Officer, and Tim Demuth, M.D., Ph.D., MorphoSys' Chief Research and Development Officer, discussed the potential of pelabresib together with two key opinion leaders, John Mascarenhas, M.D., Professor of Medicine and Director of the Adult Leukemia Program at The Tisch Cancer Institute at Mount Sinai, New York, and Gabriela Hobbs, M.D., Assistant Professor of Medicine at Harvard Medical School, and Clinical Director of Leukemia Service at Massachusetts General Hospital. The KOLs presented an overview of the disease burden for patients with myelofibrosis and a recap of encouraging findings in myelofibrosis from the pelabresib Phase 2 MANIFEST study in combination with ruxolitinib and background on the Phase 3 MANIFEST-2 study. After that, MorphoSys management and the key opinion leaders answered questions from the participants. A replay of the webcast and presentation will be accessible via the event entry on the company’s website until the end of 2023 at https://www.morphosys.com/en/all-events-conferences.
Intellectual Property
In the first six months of 2023, we continued to reinforce the patent protection of our development programs and technology portfolio, which represent the core value drivers of our Company.

MorphoSys – II/2023

Currently, the Company has more than 110 different proprietary patent families worldwide, in addition to the numerous patent families we are pursuing in collaboration with our partners.
Human Resources
On June 30, 2023, the MorphoSys Group had 544 employees (December 31, 2022: 629). During the first half-year of 2023, the MorphoSys Group employed an average of 591 people (H1 2022: 661). The decrease is caused by the decision to terminate all preclinical research programs and discontinue all related activities, as announced on March 2, 2023.

Group Interim Statement	17
Financial Analysis
MorphoSys reports the key financial figures – Monjuvi U.S. net product sales, gross margin of Monjuvi U.S. net product sales, research and development expenses as well as combined expenses for selling and general and administration – relevant for internal management purposes in quarterly statements. Their presentation is supplemented accordingly if other areas of the statement of profit or loss or balance sheet are affected by material business transactions during the quarter.
Revenues
Group revenues amounted in the first half-year of 2023 to € 115.5 million (H1 2022: € 100.9 million). This increase resulted from higher revenues from product sales and royalties. Group revenues included revenues of € 41.1 million (H1 2022: € 38.3 million) from the recognition of Monjuvi U.S. net product sales.
Success-based payments including royalties accounted for 43% or € 49.9 million (H1 2022: 42% or € 42.8 million) of total revenues. On a regional basis, MorphoSys generated 96% or € 111.4 million of its commercial revenues from product sales and with biopharmaceutical companies in North America and 4% or € 4.1 million from customers primarily located in Europe and Asia. In the same period last year, these percentages were 96% (€ 97.4 million) and 4% (€ 3.6 million), respectively. 75% of the Group's revenues were generated with customers Janssen, Incyte and McKesson (H1 2022: 73% with Janssen, Incyte and McKesson).
Cost of Sales
Cost of sales in the first half-year of 2023 amounted to € 28.7 million (H1 2022: € 25.1 million). The year-on-year increase resulted primarily from expenses related to vial sales to Incyte. Cost of sales related to Monjuvi U.S. product sales amounted to € 7.2 million in the first half-year of 2023. The gross margin of Monjuvi U.S. net product sales amounted to 82% (H1 2022: 80%).
Operating Expenses
Research and Development Expenses
Research and development expenses amounted to € 140.1 million in the first half-year of 2023 (H1 2022: € 126.0 million). The increase mainly resulted from additional costs incurred due to the positive development of the patient recruitment in the major ongoing clinical studies of MorphoSys. Specifically, the MANIFEST-2 study is fully recruited and therefore lead to higher costs when compared to the previous year. Additionally, a one-time effect resulting from severances in connection with the restructuring of the research area was included in the first quarter 2023. Expenses in this area consisted primarily of expenses for external services

MorphoSys – II/2023

of € 87.7 million (H1 2022: € 80.1 million) and personnel expenses of € 41.8 million (H1 2022: € 33.0 million).
Combined Expenses for Selling and General and Administration
The combined expenses for selling and general and administration amounted to € 66.8 million in the first half-year of 2023 (H1 2022: € 72.9 million). This sum consisted mainly of personnel expenses of € 40.8 million (H1 2022: € 39.4 million) and expenses for external services of € 18.1 million (H1 2022: € 25.3 million).
Selling expenses amounted to € 38.9 million in the first half-year of 2023 (H1 2022: € 45.9 million). This item consisted mainly of personnel expenses of € 20.7 million (H1 2022: € 23.3 million) and expenses for external services of € 13.8 million (H1 2022: € 18.5 million) and decreased due to streamlining and focusing of selling efforts. Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi.
In comparison to the same period of the previous year, general and administrative expenses increased to € 27.9 million (H1 2022: € 27.0 million). This line item mainly comprised personnel expenses amounting to € 20.1 million (H1 2022: € 16.1 million) and expenses for external services of € 4.3 million (H1 2022: € 6.8 million).
Finance Income / Finance Expenses
Finance income totaled € 61.6 million in the first half-year of 2023 (H1 2022: € 16.7 million) and mainly resulted from measurement effects from deviations between underlying planning assumptions and actual numbers of financial liabilities from future payments to Royalty Pharma of € 28.8 million (H1 2022: € 0.0 million). Additional finance income was derived from the repurchase of own convertible bonds in the amount of € 16.4 million (H1 2022: € 0.0 million). Finance income also includes income from the investment of cash and cash equivalents and corresponding currency translation gains from investing of funds amounting to € 12.1 million (H1 2022: € 11.3 million). Additionally, the amount included effects from the measurement of financial liabilities from collaborations in the amount of € 4.0 million (H1 2022: € 5.2 million).
Finance expenses totaled € 56.6 million in the first half-year of 2023 (H1 2022: € 248.0 million). This decrease was mainly due to the measurement effects from financial liabilities from future payments to Royalty Pharma of € 43.8 million (H1 2022: € 150.1 million) resulting from differences between underlying planning assumptions and actual figures, foreign currency effects and the application of the effective interest method. Furthermore, finance expense from financial liabilities from collaborations decreased to € 5.0 million (H1 2022: € 89.7 million), and in particular reduced effects from the foreign currency valuation as well as the application of the effective interest method contributed to the decrease. Also included are finance expenses from the investment of liquid funds and foreign currency translation losses from financing activities in the

Group Interim Statement	19
amount of € 1.4 million (H1 2022: € 0.3 million). Furthermore, interest expenses on the convertible bond issued in 2020 were included in the amount of € 5.7 million (H1 2022: € 6.1 million).
Financial Position
Cash and Investments
On June 30, 2023, the Group had cash and investments of € 672.8 million, compared to € 907.2 million on December 31, 2022.
Cash and investments are presented in the balance sheet items "Cash and Cash Equivalents" and current and non-current "Other Financial Assets".
The decrease in cash and investments resulted mainly from financing the operating activities in the first half-year of 2023. In addition, the partial redemption of the convertible bond as of March 30, 2023 resulted in a cash-outlfow of € 40.2 million.
Balance Sheet
Assets
Total assets on June 30, 2023, amounted to € 2,142.5 million, a decrease of € 254.4 million compared to December 31, 2022 (€ 2,396.9 million).
The decrease in Current Assets resulted mainly from the decrease in the balance sheet item “Cash and Cash Equivalents” by € 218.0 million and from the decrease in the item “Other Financial Assets” by € 17.4 million, mainly due to the financing of operating activities in the first half-year of 2023. Furthermore, the balance sheet item “Accounts Receivable” decreased by € 20.0 million and “Prepaid Expenses and Other Assets” decreased by € 17.7 million. This decrease was partially offset by an increase in the item “Inventories” by € 47.5 million, mainly driven by higher stock of Monjuvi drug substance.
In comparison to December 31, 2022, Non-Current Assets decreased by € 28.3 million to € 1,279.6 million, mainly due to the decrease in the balance sheet items “Intangible Assets” by € 16.3 million as well as “Goodwill” by € 6.5 million. The decrease in intangible assets and goodwill mainly resulted from the strengthening of the Euro against the US dollar exchange rate compared to December 31, 2022. Furthermore, the item "Investment in Associates" decreased by € 2.3 million to € 3.1 million due to subsequent measurement of the investment in HI-Bio using the equity method.
Liabilities
Current Liabilities decreased from € 278.3 million as of December 31, 2022, to € 241.7 million as of June 30, 2023, mainly as a result of a decrease of € 37.5 million in the item “Accounts Payable and Accruals”, this mainly resulted from the decrease of accrued expenses in the amount € 24.5 million and the reduction of accounts payable by € 12.9 million.

MorphoSys – II/2023

Non-Current Liabilities decreased by € 92.0 million to € 1,869.1 million, compared to December 31, 2022, mainly due to the decrease of the items “Financial Liabilities from Future Payments to Royalty Pharma” by € 44.7 million and “Financial Liabilities from Collaborations” by € 3.7 million due to adjustments in planning assumptions. Furthermore, the item "Bonds" decreased by € 52.1 million due to the repurchase of own convertible bonds. This decrease was partially offset by an increase of the item "Provisions" by € 10.5 million.
Stockholder’s Equity
As of June 30, 2023, the Company’s common stock including treasury shares amounted to € 34,231,943 (December 31, 2022: € 34,231,943).
As of June 30, 2023, the value of treasury shares decreased from € 2,450,303 on December 31, 2022, to € 2,296,956. The reason for this decrease was the transfer of 4,149 treasury shares from the 2019 performance-based Long-Term Incentive Plan (LTI Plan) in the amount of € 153,347 to the Management Board and certain employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2023, and offers beneficiaries a six-month period until November 3, 2023, to receive a total of 12,295 shares. As a result, the number of MorphoSys shares held by the Company as of June 30, 2023, amounted to 61,831 shares (December 31, 2022: 65,980 shares).
As of June 30, 2023, additional paid-in capital amounted to € 842,165,941 (December 31, 2022: € 833,708,724). The increase totaling € 8,457,217 was largely a result of the sale of the investment in adivo GmbH on June 7, 2023. The gain on the disposal amounted to € 6,271,775 and was recognized in equity, due to the recycling from other comprehensive income. Furthermore, the increase is attributable to the allocation of personnel expenses from share-based payments in the amount of € 2,338,789.
On June 30, 2023, the other comprehensive income reserve mainly contained foreign currency translation differences from the consolidation of € 99,042,501 (December 31, 2022: € 115,354,088). The currency translation differences from the consolidation included exchange rate differences from the translation of the financial statements of Group companies prepared in foreign currencies and differences between the exchange rates used in the balance sheet and income statement.
The consolidated net loss for the first six months of 2023 of € 118,398,799 is reported under “accumulated deficit.” As a result, the accumulated deficit increased from € 823,407,416 on December 31, 2022 to € 941,806,215 on June 30, 2023.
The development of the equity of the parent company MorphoSys AG (including the assessment with regard to the provision of section 92 German Stock Corporation Act) as well as of MorphoSys Group is closely monitored by the Management Board. In addition, the company is thoroughly monitoring the liquidity situation of MorphoSys Group, and believes that MorphoSys has sufficient liquid funds to ensure business operations for the forecast period which is subject to the going-concern assessment (at least twelve months from the issuance date of the interim consolidated financial statements) without requiring additional proceeds from external refinancing. At the time of this report, the Management Board is not aware of any imminent risks that could affect the company as a going concern.

Group Interim Statement	PAGE
Risks and Opportunities
Taking into account current developments on the relevant markets, the risk and opportunities and their assessment remain unchanged in all material respects compared with the situation described on pages 64 to 74 in the 2022 Annual Report.

MorphoSys – II/2023

Consolidated Statement of Profit or Loss (IFRS) – (unaudited)

in €	Note	H1 2023	H1 2022

Product Sales	2	41,124,021	38,328,433
Royalties	2	48,428,938	41,042,372
Licenses, Milestones and Other	2	25,930,515	21,537,274
Revenues	2	115,483,474	100,908,079
Cost of Sales		(28,686,762)	(25,134,424)
Gross Profit		86,796,712	75,773,655
Operating Expenses
Research and Development		(140,078,391)	(125,964,896)
Selling		(38,901,747)	(45,893,251)
General and Administrative		(27,861,642)	(26,978,239)
Total Operating Expenses		(206,841,780)	(198,836,386)
Operating Profit / (Loss)		(120,045,068)	(123,062,731)
Other Income		2,711,622	9,165,669
Other Expenses		(2,366,521)	(15,491,288)
Finance Income		61,597,091	16,727,818
Finance Expenses		(56,582,555)	(247,963,035)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets		590,967	(1,040,000)
Income Tax Benefit / (Expenses)	3	0	4,021,790
Share of Loss of Associates accounted for using the Equity Method		(4,304,335)	0
Consolidated Net Profit / (Loss)		(118,398,799)	-357,641,777
Earnings per Share, Basic and Diluted (in €)		(3.47)	(10.47)
Shares Used in Computing Earnings per Share, Basic and Diluted		34,166,401	34,150,505
Shares Used in Computing Earnings per Share, Basic		—	—
Shares Used in Computing Earnings per Share, Diluted		—	—

Group Interim Statement	23
Consolidated Statement of Comprehensive Income (IFRS) – (unaudited)

in €	H1 2023	H1 2022

Consolidated Net Profit / (Loss)	(118,398,799)	(357,641,777)
Items that will not be reclassified to Profit or Loss
Change in Fair Value of Shares through Other Comprehensive Income	359,458	0
Items that may be reclassified to Profit or Loss
Foreign Currency Translation Differences from Consolidation	(16,311,587)	84,638,199
Other Comprehensive Income	(15,952,129)	84,638,199
Total Comprehensive Income	(134,350,928)	(273,003,578)

MorphoSys – II/2023

Consolidated Balance Sheet
(IFRS) – (unaudited)

in €	Note	06/30/2023	12/31/2022

ASSETS
Current Assets
Cash and Cash Equivalents	5	184,327,910	402,350,904
Other Financial Assets	5	487,444,578	504,822,678
Accounts Receivable	5	71,267,032	91,231,143
Income Tax Receivables		3,263,299	2,601,052
Other Receivables	5	11,654,110	12,852,390
Inventories		71,729,294	24,252,987
Prepaid Expenses and Other Assets		33,188,090	50,929,633
Total Current Assets		862,874,313	1,089,040,787
Non-Current Assets
Property, Plant and Equipment		4,976,176	5,926,942
Right-of-Use Assets		42,575,689	45,060,360
Intangible Assets		870,318,215	886,582,956
Goodwill		349,712,311	356,239,773
Other Financial Assets	5	1,013,775	0
Investment in Associates	13	3,060,336	5,352,451
Prepaid Expenses and Other Assets	5	7,971,592	8,728,994
Total Non-Current Assets		1,279,628,094	1,307,891,476
TOTAL ASSETS		2,142,502,407	2,396,932,263

Group Interim Statement	25

in €	Note	06/30/2023	12/31/2022

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	5	119,819,110	157,270,380
Lease Liabilities	5	3,537,099	7,561,126
Tax Liabilities	3	783,877	792,675
Provisions		3,929,944	6,006,229
Bonds		1,640,369	2,031,250
Financial Liabilities from Collaborations	4, 5	4,972,388	2,513,718
Financial Liabilities from Future Payments to Royalty Pharma	4, 5	107,018,187	102,171,167
Total Current Liabilities		241,700,974	278,346,545
Non-Current Liabilities
Lease Liabilities		36,420,757	38,219,225
Provisions		19,141,908	8,674,110
Deferred Tax Liability	3	6,386,648	6,506,420
Bonds	13	239,522,165	291,647,407
Financial Liabilities from Collaborations	4, 5	214,104,753	217,825,779
Financial Liabilities from Future Payments to Royalty Pharma	4, 5	1,353,556,017	1,398,303,228
Total Non-Current Liabilities		1,869,132,248	1,961,176,169
Total Liabilities		2,110,833,222	2,239,522,714

Stockholders’ Equity
Common Stock	6	34,231,943	34,231,943
Treasury Stock (61,831 and 65,980 shares for 2023 and 2022, respectively), at Cost		(2,296,956)	(2,450,303)
Additional Paid-in Capital	6	842,165,941	833,708,724
Other Comprehensive Income Reserve	6	99,374,472	115,326,601
Accumulated Deficit	6	(941,806,215)	(823,407,416)
Total Stockholders’ Equity		31,669,185	157,409,549
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		2,142,502,407	2,396,932,263

MorphoSys – II/2023

Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)

		Common Stock
		Shares	€

Balance as of January 1, 2022		34,231,943	34,231,943
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments		0	0
Transfer of Treasury Stock for Long-Term Incentive Programs		0	0
Balance as of Reserves:
Foreign Currency Translation Differences from Consolidation		0	0
Consolidated Net Loss		0	0
Total Comprehensive Income		0	0
Balance as of June 30, 2022		34,231,943	34,231,943
Balance as of January 1, 2023		34,231,943	34,231,943
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	6, 7, 11	0	0
Transfer of Treasury Stock for Long-Term Incentive Programs	6, 7, 11	0	0
Balance as of Reserves:
Change in Fair Value of Shares through Other Comprehensive Income		0	0
Foreign Currency Translation Differences from Consolidation	6	0	0
Consolidated Net Loss	6	0	0
Total Comprehensive Income		0	0
Balance as of June 30, 2023		34,231,943	34,231,943

Group Interim Statement	27

Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders’ Equity
Shares	€	€	€	€	€

83,154	(3,085,054)	833,320,689	52,757,591	(672,349,226)	244,875,943
0	0	668,884	0	0	668,884
(4,587)	169,536	(169,536)	0	0	0

0	0	0	84,638,199	0	84,638,199
0	0	0	0	(357,641,777)	(357,641,777)
0	0	0	84,638,199	(357,641,777)	(273,003,578)
78,567	(2,915,518)	833,820,037	137,395,790	(1,029,991,003)	(27,458,751)
65,980	(2,450,303)	833,708,724	115,326,601	(823,407,416)	157,409,549
0	0	2,338,789	0	0	2,338,789
(4,149)	153,347	(153,347)	0	0	0

0	0	6,271,775	359,458	0	6,631,233
0	0	0	(16,311,587)	0	(16,311,587)
0	0	0	0	(118,398,799)	(118,398,799)
0	0	6,271,775	(15,952,129)	(118,398,799)	(128,079,153)
61,831	(2,296,956)	842,165,941	99,374,472	(941,806,215)	31,669,185

MorphoSys – II/2023

Consolidated Statement of Cash Flows (IFRS) – (unaudited)

H1 (in €)	Note	2023	2022

Operating Activities:
Consolidated Net Profit / (Loss)		(118,398,799)	(357,641,777)
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:
Impairments of Assets		0	797,944
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets		5,742,395	5,142,636
Net (Gain) / Loss of Other Financial Assets		(10,461,167)	(335,244)
(Income) from Reversals of Impairments / Impairments on Financial Assets		(590,967)	1,040,000
Net (Gain) / Loss on Derivative Financial Instruments		0	(212,445)
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations		1,002,264	84,481,103
Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma		(30,584,264)	110,432,607
Gain on Repurchase and interest expense from Convertible Bond		(10,656,108)	6,144,606
Share-based Payment	10	12,807,771	924,380
Share of Loss of Associates accounted for using the Equity Method		4,304,335	0
Other Cash and Non-Cash Expenses (+) / Income (-)		(183,783)	0
Income Tax (Benefit) / Expenses	3	0	(4,021,790)
Changes in Operating Assets and Liabilities:
Accounts Receivable		19,632,154	(41,960,183)
Income Tax Receivables, Other Receivables, Inventories and Prepaid Expenses and Other Assets		(31,140,851)	(23,600,414)
Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions		(38,541,663)	(34,505,608)
Contract Liability	13	0	15,441,847
Income Taxes Paid (-) / Received (+)		(132,740)	(136,365)
Net Cash Provided by / (Used in) Operating Activities		(197,201,423)	(238,008,703)

Group Interim Statement	29

H1 (in €)	Note	2023	2022

Investing Activities:
Cash Payments to Acquire Other Financial Assets		(2,022,299,995)	(566,000,000)
Cash Receipts from Sales of Other Financial Assets		2,042,300,000	784,180,445
Cash Payments for Derivative Financial Instruments		0	212,445
Cash Payments to Acquire Property, Plant and Equipment		(319,107)	(1,026,202)
Cash Payments to Acquire Intangible Assets		(207,114)	(3,691,434)
Cash Receipts from Sales of Shares at Fair Value through Other Comprehensive Income	13	4,360,421	0
Interest Received		9,295,190	329,705
Net Cash Provided by / (Used in) Investing Activities		33,129,395	214,004,959

Financing Activities:
Cash Payments for Repurchases of own Convertible Bonds	13	(40,256,000)	0
Payment for transaction costs for repurchases of own convertible bonds		(507,708)	0
Cash Receipts (+) / Cash Payments (-) from Financing from Collaborations		(2,264,622)	19,502,950
Cash Payments for Principal Elements of Lease Payments		(5,457,411)	(1,773,150)
Interest Paid		(1,510,415)	(2,012,263)
Net Cash Provided by / (Used in) Financing Activities		(49,996,156)	15,717,537
Effect of Exchange Rate Differences on Cash		(3,954,810)	4,092,251
Increase / (Decrease) in Cash and Cash Equivalents		(218,022,994)	(4,193,956)
Cash and Cash Equivalents at the Beginning of the Period		402,350,904	123,248,256
Cash and Cash Equivalents at the End of the Period		184,327,910	119,054,300

MorphoSys – II/2023

Notes to the Consolidated Financial Statements (unaudited)
MorphoSys AG ("the Company" or "MorphoSys") is a biopharmaceutical company dedicated to the development and commercialization of therapeutic antibodies for patients suffering from various cancers. The Company has a proprietary portfolio of compounds and a pipeline of compounds developed with partners from the pharmaceutical and biotechnology industry. MorphoSys was founded as a German limited liability company in July 1992. In June 1998, MorphoSys became a German stock corporation. In March 1999, the Company completed its initial public offering on Germany’s "Neuer Markt": the segment of the Deutsche Börse designated, at that time, for high-growth companies. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). Each ADS represents 1/4 of a MorphoSys ordinary share. MorphoSys AG’s registered office is located in Planegg (district of Munich), and the registered business address is Semmelweisstrasse 7, 82152 Planegg, Germany. The MorphoSys AG consolidated and separate financial statements can be viewed at this address. The Company is registered in the Commercial Register B of the District Court of Munich under the number HRB 121023.
These interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) as applicable in the European Union (EU). These interim consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. These interim consolidated financial statements comply with IAS 34 "Interim Financial Reporting."
The condensed interim consolidated financial statements do not contain all of the information and disclosures required for the financial year-end consolidated financial statements and therefore should be read in conjunction with the consolidated financial statements dated December 31, 2022.
The condensed interim consolidated financial statements were approved for publication on August 8, 2023.
The interim consolidated financial statements as of June 30, 2023, include MorphoSys AG as the ultimate parent company. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. (Boston, Massachusetts, USA). MorphoSys US Inc. in turn has a wholly owned subsidiary - Constellation Pharmaceuticals, Inc. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. also has a wholly owned subsidiary, Constellation Securities Corp. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. and Constellation Securities Corp. are collectively referred to as “Constellation”, and all entities constitute the “MorphoSys Group” or the “Group”.

Group Interim Statement	31
1.    Accounting Policies
Basis of Application
The accounting and valuation principles applied to the consolidated financial statements for the financial year ending December 31, 2022, were the same as those applied to the first six months of 2023. The consolidated financial statements as of December 31, 2022, are available on the Company’s website at: https://www.morphosys.com/en/investors/financial-information.
Changes in Accounting Standards and Disclosures
New and Revised Standards Applied for the First Time in the Financial Year

Standard/Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys

IFRS 17 and IFRS 17 (A)	Insurance Contracts and Amendments to IFRS 17	1/1/2023	yes	none
IFRS 17 (A)	Initial Application of IFRS 17 and IFRS 9 — Comparative Information	1/1/2023	yes	none
IAS 1 (A)	Disclosure of Accounting Policies and IFRS Practice Statement 2	1/1/2023	yes	yes
IAS 8 (A)	Definition of Accounting Estimates	1/1/2023	yes	yes
IAS 12 (A)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1/1/2023	yes	yes

(A) Amendments
Standards with the remark "none" do not have a material impact on the consolidated financial statements. Standards with the remark "yes" will have an impact on the financial statements, although the effect might not be material.
New and Revised Standards not yet Mandatory
The following new and revised standards that were not yet mandatory in the reporting period and not yet adopted by the European Union were not applied in advance. Standards with the remark "yes" are likely to have an impact on the consolidated financial statements and are currently being assessed by the Group. The following discussion focuses only on those changes that have a material impact. The impact on the consolidated financial statements from the amendments to IAS 1, IAS 7 and IFRS 17, IAS 12 and IFRS 16 are not considered to be material and are therefore not explained separately. Standards with the remark "none" are not expected to have a material impact on the consolidated financial statements.

MorphoSys – II/2023

Standard/Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys

IAS 1 (A)	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants	1/1/2024	no	yes
IAS 7 (A) and IFRS 17 (A)	Supplier Finance Arrangements	1/1/2024	no	none
IAS 12 (A)	International Tax Reform – Pillar Two Model	1/1/2023	no	none
IFRS 16 (A)	Lease Liability in a Sale and Leaseback	1/1/2024	no	none

(A) Amendments

2.    Revenues

in 000' €	H1 2023	H1 2022

Product Sales, Net	41,124	38,328
Royalties	48,429	41,042
License Fees	152	22
Milestone Payments	1,500	1,750
Service Fees	9,231	7,543
Other	15,048	12,223
Licenses, Milestones and Other	25,931	21,537
Total	115,484	100,908

The following overview shows the Group’s regional distribution of revenue on the basis of the customer location:

in 000' €	H1 2023	H1 2022

Europe and Asia	4,052	3,550
USA and Canada	111,432	97,358
Total	115,484	100,908

Group Interim Statement	33

The following overview shows the timing of the satisfaction of performance obligations:

in 000' €	H1 2023	H1 2022

At a Point in Time	115,484	100,887
Over Time	0	22
Total	115,484	100,908

Of the total revenues generated in the first half-year of 2023, a total of € 49.9 million were recognized from performance obligations that were fulfilled in previous periods and related to milestone payments and royalties (H1 2022: € 42.8 million).
3.    Income Taxes
In the first half-year of 2023, the Group recognized a tax income and a tax expense in the amount of € 0.0 million (H1 2022: tax benefits of € 4.0 million). In the first half-year of 2022, tax benefits consisted of current tax expenses of € 0.0 million and deferred tax income of € 4.0 million. No deferred taxes were recognized in the first half year of 2023, as the conditions for non-recognition of deferred taxes as of December 31, 2022, continue to be met. The effective group tax rate for the first half-year of 2023 is 0.0% (H1 2022: 1.1%). The change mainly resulted from the non-recognition of an excess of deferred tax assets over deferred tax liabilities.
4.    Significant Assumptions and Estimates on Financial Instruments
Financial Liabilities from Collaborations
The financial liabilities from collaborations represent Incyte's entitlement to future profit sharing for sales of Monjuvi as a second-line therapy in DLBCL in the USA (as MorphoSys will share 50% of these profits with Incyte).
The planning assumptions are influenced by estimates and mainly comprise revenues and costs for the production and sale of Monjuvi in the US, the discount rate and the expected term of cash flows. Revenues are affected by variable influencing factors such as patient numbers and the number of doses of Monjuvi administered, as well as the price that can be obtained in the market. Costs include the manufacturing costs for these doses of Monjuvi and other cost components for e.g. sale, transport, insurance and packaging. The term is the estimated time period over which Monjuvi will generate benefits in the approved indication and therefore the expected term of product sales in the USA. These estimates are based on assumptions that are

MorphoSys – II/2023

jointly arrived at and approved quarterly by the responsible departments at MorphoSys and Incyte. Financial liabilities from collaborations are furthermore subject to significant uncertainties from currency exchange rate developments.
Compared to December 31, 2022, financial liabilities from collaborations decreased by € 1.3 million as of June 30, 2023. This is mainly due to expenses of € 4.8 million resulting from changes in planning assumption and from foreign currency valuation. In addition, net cash effects of € 0.9 million were recognized. Income from the application of the effective interest method in the amount of € 4.4 million had an offsetting effect.
As of June 30, 2023, US$ 5.4 million (€ 5.0 million) was recognized as a current financial liability and US$ 232.6 million (€ 214.1 million) as a non-current financial liability as result of the collaboration with Incyte.
The estimates underlying the financial liabilities from collaboration are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount measured using the effective interest method of the financial liabilities from collaborations as of June 30, 2023, and December 31, 2022. In each case, one planning assumption is changed while all other estimates are kept constant.

	6/30/2023		12/31/2022
in million €	+ 1%	(1) %	+ 1%	(1) %

Change in Price obtained in the Market (revenue related)	5.3	(5.3)	5.5	(5.5)
Change in Patient Numbers and Number of Doses administered (revenue related)	4.8	(4.8)	4.9	(4.9)
Change in Manufacturing Costs and other Cost Components (cost related)	(3.1)	3.1	(3.3)	3.3
Change in Patient Numbers and Number of Doses administered (cost related)	(0.5)	0.5	(0.5)	0.5

Financial Liabilities from Future Payments to Royalty Pharma and from Development Funding Bond
The non-current financial liabilities from future payments to Royalty Pharma represent the obligation of MorphoSys to forward to Royalty Pharma certain future license income in the form of royalties and milestones of Tremfya from Janssen and royalties on future net sales of the product candidates pelabresib and tulmimetostat.
The planning assumptions are influenced by estimates and mainly relate to the expected revenues from Tremfya, pelabresib and tulmimetostat, the initial discount rate and the expected term of the cash flows. Revenues are influenced by variable factors such as patient numbers and the number of doses administered as well as the price that can be achieved in the market. The term represents the estimated period over which Tremfya in the approved indication and pelabresib will generate future cash inflows and therefore the expected duration of product sales. The above estimates are weighted with an expected probability of obtaining regulatory approval. The cash inflows and outflows represent an estimate of future revenues and

Group Interim Statement	35
costs from the out-licensed products and are subject to a significant degree of judgment. These estimates are based on assumptions that are developed and approved by the responsible departments of MorphoSys on a quarterly basis. Financial liabilities from future payments to Royalty Pharma are furthermore subject to significant uncertainties from currency exchange rate developments.
Compared to December 31, 2022, financial liabilities for future payments to Royalty Pharma decreased by € 39.9 million as of June 30, 2023. This is mainly due to the recognition of cash effects amounting € 45.5 million and income due to the changes from adjustments to planning assumptions € 28.8 million. Offsetting effects resulted from the application of the effective interest method totaling € 43.8 million and from foreign currency valuation.
The estimates underlying the financial liability are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount measured using the effective interest method of the financial liabilities from future payments to Royalty Pharma as of June 30, 2023, and December 31, 2022. In each case, one planning assumption is changed while all other estimates are kept constant.

	6/30/2023		12/31/2022
in million €	+1%	(1) %	+1%	(1) %

Change in variable Factors on Revenues	10.9	(10.9)	11.4	(11.4)
Change in Foreign Exchange Rate for future Royalties and Net Sales	0.2	(0.2)	0.0	0.0

The deferral relating to the financial liability of the development funding bond, which is recorded as a debit amount as part of the financial liability from future payments to Royalty Pharma, changed as follow in 2023 and 2022.

in 000' €	2023

Balance as of January 1	52,862
Addition	0
Amortization	(2,131)
Foreign Currency Translation Differences from Consolidation	(961)
Balance as of June 30	49,769

MorphoSys – II/2023

in 000' €	2022

Balance as of January 1	—
Addition	56,738
Amortization	(1,173)
Foreign Currency Translation Differences from Consolidation	(2,703)
Balance as of December 31	52,862

Anti-Dilution Right HI-Bio
As of June 30, 2023, an anti-dilution right from the HI-Bio acquisition in the amount of € 8.0 million (December 31, 2022: € 9.8 million) is included in the line item Other Receivables.
The anti-dilution right is measured at Fair Value through Profit or Loss and its measurement is partly based on unobservable parameters. Consequently, the fair value is allocated to Hierarchy Level 3. The planning assumptions underlying the valuation are influenced by estimates derived from the business valuation of HI-Bio.
The changes compared to the previous year resulted from reclassifications to Investment in Associates due to the partial execution of the anti-dilution right in the amount of € 2.0 million as well as from changes recognized in profit or loss amounting to € 0.2 million.
If the underlying business valuation increased by 10% or decreased by 10%, the fair value of the Anti-Dilution right would increase to € 8.7 million or decrease to € 7.3 million, respectively, as of June 30, 2023.

Group Interim Statement	37
5.    Fair Value Measurement of Financial Instruments
MorphoSys uses the hierarchy below for determining and disclosing the fair value of financial instruments.
Level 1:    Quoted (unadjusted) prices in active markets for identical financial assets or liabilities to which the Company has access.
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the financial asset or financial liability, either directly (as prices) or indirectly (derived from prices).
Level 3:    Inputs for the financial asset or financial liability that are not based on observable market data (i.e., unobservable inputs).
Hierarchy Level 1
The fair value of financial instruments traded in active markets is based on the quoted market prices on the reporting date. A market is considered active if quoted prices are available from an exchange, dealer, broker, industry group, pricing service, or regulatory body that is easily and regularly accessible, and prices reflect current and regularly occurring market transactions at arm’s length conditions. For assets held by the Group, the appropriate quoted market price is the buyer’s bid price.
Hierarchy Levels 2 and 3
The fair value of financial instruments not traded in active markets can be determined using valuation methods. In this case, fair value is determined using the results of a valuation method that makes maximum use of market data and relies as little as possible on not observable market data. If all significant inputs required for measuring fair value by using valuation methods are observable, the instrument is allocated to Hierarchy Level 2. If significant inputs are not based on observable market data, the instrument is allocated to Hierarchy Level 3.
Hierarchy Level 2 contains foreign exchange forward agreements to hedge exchange rate fluctuations, term deposits as well as restricted cash. Future cash flows for these foreign exchange forward agreements are determined based on forward exchange rate curves. The fair value of these instruments corresponds to their discounted cash flows. The fair value of the term deposits and restricted cash is determined by discounting the expected cash flows using term-specific and risk-adjusted market interest rates.
Hierarchy Level 3 financial assets comprise equity investments, financial liabilities from collaborations, financial assets which is part of other receivables, financial assets from restricted escrow account, the debt component of the convertible bond as well as financial liabilities from future payments to Royalty Pharma. The underlying valuations are generally carried out by employees in the finance department who report directly to the Chief Financial Officer. The valuation process and results are reviewed and discussed among the persons involved on a regular basis.
The fair value of the debt component of the convertible bond is determined based on the contractual cash flows (interest and principal), that are discounted using market interest rates of financial instruments with a comparable currency and maturities, taking into account MorphoSys' credit risk.

MorphoSys – II/2023

In order to determine the fair value of the non-current financial liabilities from collaborations for disclosure purposes (these are accounted for at amortized cost using the effective interest method), the expected cash outflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account MorphoSys' credit risk.
For determining the fair value of the non-current financial liabilities for future payments to Royalty Pharma for disclosure purposes (these are accounted for at amortized cost using the effective interest method), the expected cash outflows from the planned royalty and milestone payments to Royalty Pharma are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account MorphoSys' credit risk.
For further information on the assumptions and estimates made to derive the cash flows from the liabilities from collaborations and the financial liabilities from future payments to Royalty Pharma, as well as a sensitivity analysis of the significant estimates and assumptions of the financial liabilities recognized at amortized cost whose fair value is assigned to hierarchy level 3, please refer to Note 4.
For appraising the fair value of the financial assets from restricted escrow accounts (these are accounted for at fair value through profit or loss), the expected cash inflows were probability adjusted depending on the occurrence of certain conditions and discounted using market interest rates of the obligated contract party.
Reclassifications between the hierarchy levels are generally taken into account as of the reporting dates. In 2023 and 2022, no transfers were made between the fair value hierarchy levels.
The carrying amounts of current financial assets and liabilities at amortized cost approximate their fair values given their short maturities.

Group Interim Statement	39
The fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet were composed as follows.

June 30, 2023; in 000' €	Classification Financial Instrument		Carrying Amount	Fair Value	Hierarchy Level

Cash and Cash Equivalents	AC		184,328	*	*
Other Financial Assets			487,445
thereof Money Market Funds	FVTPL		226,564	226,564	1
thereof Fixed Term Deposits	AC		260,041	*	*
thereof Financial Asset from Escrow Account	FVTPL	840000	840	*	3
Accounts Receivable	AC		71,267	*	*
Other Receivables			11,654
thereof Anti-Dilution Right HI-Bio	FVTPL		7,813	7,813	3
thereof Non-Financial Assets	n/a		3,841	n/a	n/a
Current Financial Asset			750,853
Other Financial Assets			1,014
thereof Financial Asset from Escrow Account	FVTPL		1,014	*	3
Prepaid Expenses and Other Assets			7,972
thereof Restricted Cash	AC		1,208	1,208	2
thereof Non-Financial Assets	n/a		6,764	n/a	n/a
Non-Current Financial Asset			2,222
Total			753,075
Accounts Payable and Accruals			(119,819)
thereof Accounts Payable	FLAC		(25,352)	*	*
thereof Non-Financial Liabilities	n/a		(94,467)	n/a	n/a
Bonds	FLAC		(1,640)	*	*
Financial Liabilities from Collaborations	FLAC		(4,972)	*	*
Financial Liabilities from Future Payments to Royalty Pharma	FLAC		(107,018)	*	*
Current Financial Liabilities			(138,982)
Bonds	FLAC		(239,522)	238,246	3
Financial Liabilities from Collaborations	FLAC		(214,105)	(204,058)	3
Financial Liabilities from Future Payments to Royalty Pharma	FLAC		(1,353,556)	(1,471,268)	3
Non-Current Financial Liabilities			(1,807,183)
Total			(1,946,165)

*    For these instruments the carrying amount is a reasonable approximation of fair value.

MorphoSys – II/2023

December 31, 2022; in 000' €	Classification Financial Instrument	Carrying Amount	Fair Value	Hierarchy Level

Cash and Cash Equivalents	AC	402,351	*	*
Other Financial Assets		504,823
thereof Money Market Funds	FVTPL	14,622	14,622	1
thereof Fixed Term Deposits	AC	490,201	*	*
Accounts Receivable	AC	91,231	*	*
Other Receivables		12,852
thereof Anti-Dilution Right HI-Bio	FVTPL	9,832	9,832	3
thereof Non-Financial Assets	n/a	3,020	n/a	n/a
Current Financial Asset		1,008,237
Other Financial Assets	AC	0	0	2
Prepaid Expenses and Other Assets		8,729
thereof Restricted Cash	AC	1,324	1,324	2
thereof Non-Financial Assets	n/a	7,405	n/a	n/a
Non-Current Financial Asset		1,324
Total		1,009,561
Accounts Payable and Accruals		(157,270)
thereof Accounts Payable	FLAC	(38,579)	*	*
thereof Non-Financial Liabilities	n/a	(118,691)	n/a	n/a
Bonds	FLAC	(2,031)	*	*
Financial Liabilities from Collaborations	FLAC	(2,514)	*	*
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(102,171)	*	*
Current Financial Liabilities		(145,295)
Bonds	FLAC	(291,647)	(277,166)	3
Financial Liabilities from Collaborations	FLAC	(217,826)	(167,984)	3
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(1,398,303)	(1,290,475)	3
Non-Current Financial Liabilities		(1,907,776)
Total		(2,053,071)

*    For these instruments the carrying amount is a reasonable approximation of fair value.

Group Interim Statement	41
The development of the fair values of financial assets measured at fair value and allocated to hierarchy level 3 is shown in the following reconciliation.

in 000' €	Financial Asset from Escrow Account	Anti-Dilution Right HI-Bio	Shares in Affiliated Companies < 20 % at Fair Value

Balance as of January 1, 2023	—	9,832	0
Additions	1,854	0	0
Gains/(losses) recognised in other comprehensive income	0	177	6,272
Gains/(losses) recognised in profit or loss statement	0	0	0
Foreign Currency Translation Differences from Consolidation	0	0	0
Reclassification to investment in associates	0	-2,010	0
Reclassification hierarchy levels	0	0	0
Disposals	0	0	-6,272
Balance as of June 30, 2023	1,854	7,999	—

in 000' €	Financial Asset from Escrow Account	Anti-Dilution Right HI-Bio	Shares in Affiliated Companies < 20 % at Fair Value

Balance as of January 1, 2022	—	—	0
Additions	—	10,377	0
Gains/(losses) recognised in other comprehensive income	—	0	0
Gains/(losses) recognised in profit or loss statement	—	-386	0
Foreign Currency Translation Differences from Consolidation	—	0	0
Reclassification to investment in associates	—	-160	0
Reclassification hierarchy levels	—	0	0
Disposals	—	0	0
Balance as of December 31, 2022	—	9,832	0

6.    Changes in Stockholders’ Equity
Common stock
As of June 30, 2023, the Company’s common stock including treasury shares amounted to € 34,231,943 (December 31, 2022: € 34,231,943).
As of June 30, 2023, the value of treasury shares decreased from € 2,450,303 on December 31, 2022, to € 2,296,956. The reason for this decrease was the transfer of 4,149 treasury shares from the 2019 performance-based Long-Term Incentive Plan (LTI Plan) in the amount of € 153,347 to the Management Board and certain employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2023, and offers beneficiaries a six-month period until November 3, 2023, to receive a total of 12,295 shares. As a result, the number of MorphoSys shares held by the Company as of June 30, 2023, amounted to 61,831 shares (December 31, 2022: 65,980 shares).

MorphoSys – II/2023

Additional Paid-in Capital
As of June 30, 2023, additional paid-in capital amounted to € 842,165,941 (December 31, 2022: € 833,708,724). The increase totaling € 8,457,217 was largely a result of the sale of the investment in adivo GmbH on June 7, 2023. The gain on the disposal amounted to € 6,271,775 and was recognized in equity due to the recycling from other comprehensive income. Furthermore, the increase is attributable to the allocation of personnel expenses from share-based payments in the amount of € 2,338,789. Part of the increase was offset by a decline of treasury shares related to share allocations from the 2019 Long-Term Incentive Plan in the amount of € 153,347.
Other Comprehensive Income Reserve
On June 30, 2023, the other comprehensive income reserve mainly contained foreign currency translation differences from consolidation of € 99,042,501 (December 31, 2022: € 115,354,088). The currency translation differences from consolidation include exchange rate differences from the translation of the financial statements of Group companies prepared in foreign currencies and differences between the exchange rates used in the balance sheet and income statement.
Accumulated Deficit
The consolidated net loss for the first six months of 2023 of € 118,398,799 is reported under “accumulated deficit.” As a result, the accumulated deficit increased from € 823,407,416 on December 31, 2022 to € 941,806,215 on June 30, 2023.
7.    Development of Stock Options, Performance Share Units, Performance Shares and Convertible Bonds
In the first six months of 2023, there were no stock options and convertible bonds issued to the Management Board or employees.
In April 2023, 982,783 performance share units were issued under the 2023 Performance Share Unit Program (PSU Program) to the Management Board and certain Company employees. Further details can be found in Note 8.
In April 2023, 494,979 performance shares were granted under the MorphoSys US 2023 Restricted Stock Unit Plan (RSU Plan) to certain employees of MorphoSys US Inc. and Constellation Pharmaceuticals, Inc. Further details can be found in Note 9.
At the end of the four-year waiting period, the Management Board and certain employees of the Company will have a six-month period to receive a total of 12,295 shares from the 2019 LTI Plan. As of June 30, 2023, 4,149 shares were transferred to the beneficiaries from the 2019 LTI Plan.

Group Interim Statement	43
After the expiration of the four-year vesting period, the Management Board and certain Company employees were granted a three-year period to receive a total of 19,935 shares under the 2019 SOP, which lead to the same amount of subscription rights. The share allocation was based on a target achievement of 29%. As of June 30, 2023, 0 shares from the 2019 SOP were transferred to the program’s beneficiaries.
After the end of the third one-year performance period, certain employees of MorphoSys US Inc. were granted a six-month period to receive a total of 10,719 performance shares under the 2020 RSU Plan. As of June 30, 2023, 0 shares from the 2020 RSU Plan were transferred to the program’s beneficiaries.
8.    Performance Share Unit Program 2023
On April 1, 2023, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 18, 2023; the vesting period/performance period is four years. If the predefined performance criteria for the four-year period are fully met, 100% of the performance share units become vested in the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, the achievement of Development Milestones and an assessment of the employee engagement. The performance criteria can be met up to a maximum of 200%. If the defined performance criteria are met by less than 0%, no performance share units will be earned for the four-year assessment period. The right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the earned performance shares are transferred from the Company to the beneficiaries by means of a cash settlement.
MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s ordinary shares equal to the amount of the performance share units earned. The currently available treasury stocks are likely not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan as a cash-settled share-based payment in accordance with IFRS 2.
In the event of a departure from the Company, beneficiaries generally retain the performance share units that have vested by the time of their departure.
In the event of the termination of a beneficiary’s employment for reasons of conduct, or a revocation of the appointment of a member of the Management Board for reasons constituting good cause as defined by Section 626 (2) of the German Civil Code (BGB), all performance share units are forfeited without entitlement to compensation.

MorphoSys – II/2023

If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period.
As of April 1, 2023, a total of 982,783 performance share units were granted to beneficiaries, of which 241,666 performance share units to the Management Board, 130,000 performance share units to other members of the Executive Committee and 611,117 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. For the PSU program 2023, the calculation of personnel expenses from share-based compensation was based on the assumption that beneficiaries would leave the Company during the four-year period, for which 25% of the shares granted are designated.
The fair value of the performance share units of the 2023 Performance Share Unit Program is determined using a Monte Carlo simulation. The expected volatility is based on the development of the share price volatility of the past four years. The calculation of fair values equally considered the performance criteria of the absolute performance of MorphoSys shares, the relative performance compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, and an evaluation of employee engagement. The parameters of the program are listed in the table below.

April 2023 Performance Share Unit Program

Share Price in € on June 30, 2023	27.23
Exercise Price in €	n/a
Expected Volatility of the MorphoSys share in %	49.33
Expected Volatility of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index in %	20.48
Remaining Performance Term of Program in Years	3.75
Dividend Yield in %	n/a
Risk-free Interest Rate in %	2.78
Fair Value on June 30, 2023, in €	19.06

9.    MorphoSys US – 2023 Long-Term Incentive Plan
On April 1, 2023, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals. Inc. (beneficiaries). According to IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG created from authorized capital when predefined key performance criteria are achieved. The plan has a term of three years and comprises three performance periods with a term of one year each. If the predefined performance criteria for the respective period are fully

Group Interim Statement	45
met, 33.3% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US entities during the annual performance period. The performance criteria can be met annually up to a maximum of 175%. If the specified performance criteria are met by less than 50% in one year, no shares will be earned for that year. After the end of the total three-year performance period, the final number of shares vested is calculated, and the shares created through authorized capital are transferred from the Company to the beneficiaries.
MorphoSys reserves the right to pay a certain or the whole amount of the LTI Plan in cash equal to the amount of the performance shares at the end of the performance period.
If a beneficiary ceases to hold office or is no longer employed at MorphoSys US Inc. before the end of a performance period, the beneficiary is generally entitled to all restricted stock units that have vested for previously completed one-year performance periods. All other restricted stock units will be forfeited without compensation.
The fair value of the restricted shares granted on April 1, 2023, in accordance with the grant dates or measurement dates for each of the three performance periods were € 18.96 per share as of April 18, 2023 (fair value and grant date for first performance period) and 27.23 € per share as of June 30, 2023. Targets have not yet been set for the second and third performance periods, and thus a grant date is not yet available.
As of April 1, 2023, U.S. beneficiaries had been granted 494,979 restricted shares. In the period from April 1, 2023 to June 30, 2023, U.S. beneficiaries have left MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., and therefore 29,318 restricted shares have expired. For the 2023 LTI Plan, the calculation of personnel expenses from share-based compensation was based on the assumption that beneficiaries would leave the Company during the three-year period, for which 40% of the shares granted are designated.
10.    Personnel Expenses Resulting from Share-Based Payments
In the first six months of 2023, personnel expenses resulting from share-based payments totaling € 12.7 million were recognized on the income statement (H1 2022: € 0.9 million). In 2023, this amount resulted from share-based payments settled with equity instruments and cash compensation. Of this amount, € 0.1 million was related to personnel expenses from stock options (H1 2022: € 1.0 million), € 2.3 million (H1 2022: € -0.3 million) to restricted stock units and € 10.3 million (H1 2022: € 0.2 million) to performance share units. The provision for performance share units amounts to € 13.5 million as of June 30, 2023 (December 31, 2022: € 3.4 million).

MorphoSys – II/2023

11.    Managers’ Transactions
The Group engages in business relationships with members of the Management Board and Supervisory Board as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board performance shares. The tables below show the shares held and equity-settled stock options and performance shares from LTI plans that are part of share-based plans by the members of the Management Board and Supervisory Board, as well as the changes in their ownership during the first half-year 2023.
Shares

	01/01/2023	Additions	Sales	06/30/2023

Management Board
Jean-Paul Kress, M.D.	0	0	0	0
Sung Lee[1]	2,250	0	0	—
Charlotte Lohmann[2]	1,168	157	0	1,325
Total	3,418	157	0	1,325

Supervisory Board
Marc Cluzel, M.D., Ph.D.	4,500	4,000	0	8,500
Michael Brosnan	5,000	0	0	5,000
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Andrew Cheng, M.D., Ph.D.	0	0	0	0
Krisja Vermeylen	2,000	0	0	2,000
Total	11,500	4,000	0	15,500

Stock Options

	01/01/2023	Additions	Adjustment due to Performance Criteria[3]	Forfeitures	Exercises	06/30/2023

Management Board
Jean-Paul Kress, M.D.	81,989	0	0	0	0	81,989
Sung Lee[1]	0	0	0	0	0	—
Charlotte Lohmann[2]	4,595	0	(1,493)	0	0	3,102
Total	86,584	0	(1,493)	0	0	85,091

Group Interim Statement	47
Performance Shares from LTI plans

	01/01/2023	Additions	Adjustment due to Performance Criteria[3]	Forfeitures	Conversion to Shares	06/30/2023

Management Board
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Sung Lee[1]	0	0	0	0	0	—
Charlotte Lohmann[2]	626	0	(469)	0	(157)	0
Total	626	0	(469)	0	(157)	0

1 Sung Lee resigned as a member of the Management Board with effect from the end of March 17, 2023. Changes after his departure from the Management Board are not presented. Performance Shares granted in prior years have been fully vested as of the date of his resignation.
2 With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board and Chief Legal Officer until August 31, 2023. The opening balances presented were held by Charlotte Lohmann before she was appointed as a member of the Management Board.
3 Adjustment due to established performance criteria. For performance criteria that have not yet been met, a target achievement of 100 % is assumed.

Members of the MorphoSys AG Supervisory Board do not hold any stock options, convertible bonds or performance shares.
12.    Transactions with Related Parties
With the exception of the transactions explained under "Managers’ Transactions" and the following transactions, there were no other related party transactions carried out in the first six months of 2023.
Related Entity
In the first half-year of 2023, revenues of € 3.7 million and cost reimbursements of € 4.5 million were recognized with associated companies under the underlying license agreements. As of June 30, 2023, there were trade receivables of € 12.2 million.
Related Person
On June 30, 2023, the members of the Executive Committee (excluding the Management Board) held 10,589 stock options and 157 performance shares granted by the Company.
In 2023, a new program of performance shares was issued to the Management Board and the members of the Executive Committee. The members of the Management Board received 241,666 performance share units. The members of the Executive Committee (excluding the Management Board) received 130,000 performance share units.

MorphoSys – II/2023

In 2023, a new Restricted Stock Units Program was issued to a member of the Executive Committee (without Management Board). Hereby, one member of the Executive Committee received 28,074 Restricted Stock Units.
On May 4, 2023, 157 shares from the 2019 LTI program were granted to the members of the Executive Committee (excluding the Management Board) with an option to receive these shares within six months. By June 30, 2023, the option had been exercised for 157 shares. In addition, members of the Executive Committee (excluding the Management Board) were granted 610 options from the 2019 SOP Plan, which lead to the same amount of subscription rights. The share allocation was based on a target achievement of 29%. By June 30, 2023, the option had not been exercised.
The total compensation for key management personnel (Management Board and members of the Executive Committee) in the first half-year of 2023 and in 2022 was as follows.

in €	H1 2023	H1 2022

Total Short-Term Employee Benefits	3,356,538	3,689,648
Total Post-Employment Benefits	212,653	241,870
Total Termination Benefits	0	0
Total Share-Based Payment	6,621,110	6,577,000
Total Compensation	10,190,301	10,508,518

As of June 30, 2023, there were accrued personnel expenses for payments to key management personnel for performance-related remuneration of € 0.9 million and non-current provisions for long-term incentive compensation of € 8.4 million (June 30, 2023: € 1.1 million and € 0.6 million, respectively).
13.    Further Significant Events and Transactions
The war in the Ukraine has had no material negative impact on the business activities of MorphoSys AG. The same applies to the Company's net assets, financial position and results of operations. For the general economic effects, which basically affect all companies, please refer to the corresponding section in the management report. During the reporting period, the effects of the current macroeconomic environment on the accounting of MorphoSys Group were continuously reviewed. In the reporting period, the macroeconomic environment continued to be characterized in particular by high inflation and the development of interest rates. In the reporting period, this had no significant impact on the Group's reporting.
Changes to the Management Board
Charlotte Lohmann was appointed as Chief Legal Officer on March 1, 2023, and serves as a member of MorphoSys’ Management Board ad interim.

Group Interim Statement	49
On March 14, 2023, MorphoSys announced that Lucinda Crabtree, Ph.D., will join as Chief Financial Officer and member of the Management Board. She started on August 7, 2023.
As of March 17, 2023, Sung Lee resigned from his office as Chief Finance Officer and the Management Board of MorphoSys.
Bonds
On March 30, 2023, MorphoSys repurchased outstanding convertible bonds via a modified reverse Dutch auction procedure. At the close of the modified reverse Dutch auction procedure, MorphoSys had agreed to repurchase bonds representing EUR 62.9 million in aggregate principal amount (approximately 19,35% of the outstanding principal amount) The purchase price per EUR 100,000 nominal was EUR 64,000. The settlement procedure finished on March 30, 2023. Following the repurchase the bonds have been cancelled and deleted from the global certificate. Upon repurchase MorphoSys realized a gain of € 16.4 million as the difference of the carrying amount as of the date of the repurchase and the fair value for the redeemed bonds.
Sale of the investment in adivo GmbH
On June 7, 2023, MorphoSys sold its investment in adivo GmbH to a strategic investor. The gain on the disposal amounted to € 6.3 million and was recognized in equity.
14.    Subsequent Events
No reportable events after the balance sheet date.

MorphoSys – II/2023

Responsibility Statement
“To the best of our knowledge, and in accordance with the applicable accounting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the Group’s net assets, financial position and results of operations, and the group interim management report provides a fair view of the development and performance of the business and the position of the Group together with a description of the principal opportunities and risks associated with the Group’s expected development during the remainder of the financial year.”
Planegg, August 8, 2023

Jean-Paul Kress, M.D.                    Charlotte Lohmann
Chief Executive Officer                    Chief Legal Officer

Lucinda Crabtree, Ph.D.
Chief Financial Officer

Group Interim Statement	51
Imprint

MorphoSys AG
Semmelweisstr. 7
82152 Planegg
Germany
Tel.:     +49-89-89927-0
Fax:    +49-89-89927-222
Email:    info@morphosys.com
Website:    www.morphosys.com

Investor Relations
Tel.:     +49-89-89927-404
Fax:    +49-89-89927-5404
Email:    investors@morphosys.com

Published on August 9, 2023
This Half-Year Report is also available in German and can be downloaded from the Company’s website (PDF). For better readability, this report uses the masculine form only but refers equally to all genders.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, Ylanthia®, 100 billion high potentials®, MONJUVI®, and MINJUVI® are registered trademarks of the MorphoSys Group.

MorphoSys – II/2023

Financial Calendar 2023
March 15, 2023    Publication of 2022 Year-End Results
May 3, 2023        Publication of 2023 First Quarter Interim Statement
May 17, 2023        2023 Annual General Meeting
August 9, 2023    Publication of 2023 Half-Year Report
November 15, 2022    Publication of 2023 Third Quarter Interim Statement

MorphoSys AG
Semmelweisstr. 7
82152 Planegg
Germany
Tel.: +498989927-0
Fax: +498989927-222
www.morphosys.com

MorphoSys – II/2023